ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the year ended May 31, 2007.

This MD&A is prepared as of September 25, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2           Overview

Rockwell Diamonds Inc. ("Rockwell" or the "Company") is engaged in the business of alluvial diamond production. The Company is focused on acquiring additional operating diamond properties or projects that have near-term potential for alluvial diamond production.

1.2.1        Summary

In fiscal 2007, the Company finalized a transaction with Durnpike Investments (Proprietary) Limited (“Durnpike”) to acquire four diamond properties; the Holpan/Klipdam and Wouterspan properties currently have alluvial diamond operations.

The Holpan/Klipdam Property and the Wouterspan Property are located in the Vaal River and Middle Orange River areas of the Northern Cape Province of South Africa. Rockwell has received 51% of the net proceeds from production at these operating properties since January 31, 2007.

Total diamond production of 7,007.28 carats was derived from 1,116,323 cubic meters of gravels mined and processed at Holpan/Klipdam and Wouterspan. The Company sold 7,145.30 carats at an average price of US$1,005.54 per carat. Diamonds in inventory at May 31, 2007 totalled 957.86 carats.

The Company received revenues from sales of $10.1 million which is inclusive of revenue received from sub-contractors of $1.97 million. Cost of sales and amortization totalled $11.1 million which is inclusive of fees paid to sub-contractors of $1.76 million, resulting in a loss for the year of $945,829 or $0.11 per share.

In 2006, HC Van Wyk Diamonds Limited, now a subsidiary of Rockwell, entered into an option with Kanonloop Delwerye cc to evaluate the alluvial diamond potential of the Makoenskloof project. The Makoenskloof property is located on the north bank of the Middle Orange River ("MOR"), approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

A mining contractor was engaged to conduct bulk sampling on the Makoenskloof property. The contractor excavated trenches and pits to verify the geological model in March and early April. Gravel processed during bulk sampling resulted in the recovery of a parcel of diamonds for evaluation, including a 58 carat white stone that was sold in the Company’s May tender sale for US$27,676 per carat. Preproduction and trial mining continues at Makoenskloof with full production anticipated in 2008.

Some contract mining also took place on a portion of the Wouterspan property (Okapi farm).

In March 2007, the Company announced that it had concluded a conditional agreement to purchase the Middle Orange River Operations (“MORO”) of the Trans Hex Group (“Trans Hex”), a South African corporation. The purchase would include all of the diamond-related prospecting, exploration, mining, recovery and treatment operations conducted by Trans Hex, together with Mvela Exploration (Pty) Limited (held jointly by Trans Hex and Mvela Resources) (“Mvela”). These include the Saxendrift and Niewejaarskraal Mines (currently on care and maintenance) and certain associated prospecting projects in the same area. The MORO are located in the Northern Cape Province of South Africa. Currently, the Company is awaiting Ministerial Consent and should have an indication by the end of September from the Department of Minerals and Energy (“DME”) in respect of this process. Documentation required to complete the Ministerial Consent process, and thereby conclude the transaction, has been accepted and approved by the DME Regional Office in Kimberley and submitted to the DME Head Office in Pretoria for final approvals.

Rockwell also holds two other alluvial diamond exploration projects, the Galputs Minerale project in South Africa and the Kwango River Project in the Democratic Republic of Congo (“DRC”). Programs for these two properties are in the planning stages.

Rockwell also holds the Ricardo Property, a copper prospect in the Chuquicamata district of Chile. The Company is looking for new partners to advance exploration at the Ricardo Property.

1.2.2        Financings

$9.5 million private placement of convertible promissory notes

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes were to be repaid on or before March 31, 2007 and had similar terms and conditions to the Facility described in note 6, including conversion rights. The Notes were subordinated to the Facility, and were secured by a charge over all of the assets of the Company. As consideration for the Notes, the note holders received 678,572 common shares, fair valued at $522,500, of the Company on July 7, 2006 and 1,055,555 common shares, fair valued at $522,500, of the Company on September 30, 2006. The payment on September 30, 2006 was equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount.

In November 2006, the Notes, with a face value of $9.5 million, were repaid in full.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

$21 million private placement financing

In November 2006, Rockwell completed a private placement of $21 million, consisting of units at $0.50 per unit (the “Offering”).

Each unit consisted of one common share (“Share”) in the capital of the Company and one Share purchase warrant. Each warrant entitles the holder to buy one common share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

Rockwell is using, or has used, the net proceeds from the Offering (a) to acquire the interests and/or rights in the four alluvial diamond properties in South Africa and the DRC, (b) to discharge the convertible promissory notes of $9.5 million, (c) to carry out exploration and development, and (d) for general working capital and corporate development purposes.

Loan Agreements

In January 2007, the Company entered into a $5.5 million 90 day loan agreement (“Loan”) with Amarc Resources Ltd. (“Amarc”), a related company by virtue of common directors and certain shareholders. The Loan bore interest of 5% for the 90 day period. The interest could be payable in the common shares of the Company, at Amarc’s election, based upon the 10 day average closing price of the Company immediately preceding the repayment date, less a 10% discount. In April 2007 the Company issued 497,993 common shares, fair valued at $273,896, of the Company to Amarc as interest payment and repaid the loan of $5.5 million in full.

In conjunction with the Loan, the Company also entered into separate loan agreements with two shareholders (“Holders”). These loan agreements were in the amount of $1.5 million and US$5 million, and were used to enable the Company to establish a letter of credit to facilitate the acquisition of Saxendrift Mines (Pty) Limited (note 15(a))(“Saxendrift”). If the Company was unable to complete the acquisition of Saxendrift within 180 days, the funds would be fully refunded. In the event that the Company conducts a private placement of equity securities before October 31, 2007, the two shareholders would have the option to participate in the private placement on the same terms as the other participants.

The loan agreements of $1.5 million and US$5 million were repaid in full by the Company in May 2007.

Financing to raise up to $60 million

In April 2007, the Company announced a private placement whereby the Company will issue up to 115.4 million units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in the non-brokered offering.

Each unit is comprised of one common share and one share purchase warrant exercisable at $0.70 for a 24 month period from completion. Units issued under the brokered offering are being offered by a syndicate of agents. Closing of the offering occurred on the May 9, 2007.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The net proceeds from the offerings will be used to fund Rockwell’s acquisition of the MORO from Trans Hex, expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.

$11 million credit facility

On August 21, 2006, the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6 million credit facility (the “Facility”). The Facility was to be paid out of the proceeds of any future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bore interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, was to be repaid on or before May 31, 2007. The Facility was secured by a first charge over all of the assets of the Company. In consideration for the Facility, the Company issued to Quest 385,714 common shares of the Company on August 31, 2006, and 490,909 common shares of the Company on November 30, 2006, each fair valued at $297,000. The Facility could be repaid at any time, without penalty. Quest had the right to convert the facility to common shares if the Company completed an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, the Company borrowed $6 million under the Facility to facilitate the funding of Durnpike’s obligations (note 4) in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

In January 2007, the Company renewed and extended the Facility (“Revised Facility”) to $11 million. Under the Revised Facility, Quest had the right to convert the facility to common shares if the Company completed an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.60 per share.

The Revised Facility, if not earlier converted, was to be repaid on or before December 21, 2007, and bore interest from March 21, 2007 at a rate of 19% per annum payable as follows: (a) on March 21, 2007, by the issuance 1,062,939 common shares of the Company at an issue price of $0.4986 per share to pay the first three months of interest of $529,981; (b) on June 21, 2007, by the issuance of such number of common shares of the Company at a price equal to the five day average closing price of the Company prior to June 21, 2007, less a 10% discount for the second three months of interest; and (c) to December 21, 2007, the Company shall pay interest, in arrears, on the last business day of each month. The Company issued to Quest 1,062,939 common shares, fair valued at $588,688, of the Company on March 21, 2007 and the Revised Facility of $11 million was repaid in full in May 2007 without incurring any penalties.

1.2.3        Agreements

Durnpike Agreement

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the DRC. These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the DRC and Galputs Minerale Project in South Africa.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Subsequently, pursuant to the terms of the Definitive Agreement, the Company acquired all of the shares and loans in Durnpike, a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust. HCVW and Klipdam, and were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”).

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for South African Rand (“ZAR”) 50 million ($7.8 million) and agreed to pay an additional ZAR30 million ($4.5 million) to the Van Wyk Trust on July 7, 2007. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007 subsequent to the May 31, 2007 year end. Durnpike had the option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR1 million ($160,000) and (b) introducing a ZAR24 million ($3.9 million) working capital loan into VWDG. These conditions were met in January 2007.

The Company also entered into an Exchange Agreement with the Van Wyk Trust pursuant to which it holds a call option, and has granted a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million ($9 million), payable in Common Shares. The Exchange Agreement shall become effective upon Rockwell having completed a listing of the Company’s Common Shares on the Johannesburg Stock Exchange (“JSE”). The Company is currently in discussions with a black economic empowerment (“BEE”) group to increase the BEE current shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% will be at a subscription price of ZAR17.5 million and the BEE group will also need to inject ZAR10.5 million working capital into the VWDG. During the year ended May 31, 2007, a BEE group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR 22.5 million ($3.4 million). To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million ($7.8 million). This loan is secured by a pledge of Durnpike’s Acquisition Interest.

Pursuant to the Definitive Agreement, the Company:

  acquired from the Vendors all of their shares and loans in Durnpike for consideration of ZAR 43 million ($6.4 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa and the DRC. The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company;

  will spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. As it seems highly

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

unlikely that the deadline of February 29, 2008 will be met, the Company is currently negotiating an extension to such deadline. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. If the Company does not wish to retain the Kwango River Project following completion of the feasibility study, the Definitive Agreement provides for Durnpike being divested of such project on certain terms, with the Company nevertheless retaining 100% of the shares in Durnpike (and therefore the indirect interests in the Holpan/Klipdam, Wouterspan and Galputs properties). In such event, the full and final purchase consideration for Durnpike will be limited to the ZAR Consideration.

Durnpike’s interest in the Kwango River Project is constituted by an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see note 16(b) to the audited financial statements for the year ending May 31, 2007,).

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least nine months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations.

On January 31, 2007, all the conditions precedent to implementation of the Acquisition as per the Definitive Agreement were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa. As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project and appointed three of the Vendors to the Company’s Board of Directors.

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR5.4 million ($880,000) in January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a subcontracting agreement with Folmink Delwery CC to perform bulk sampling commencing in March 2007. In April 2007 HCVW entered into an agreement to purchase ZAR21.3 million (approximately $3.2

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

million) in plant and equipment from the sub-contractor and to terminate the sub-contracting arrangement. The Company has paid a total consideration ZAR1.5 million ($225,000) in during the year and is committed to pay the remaining consideration in the following manner:

  ZAR3 million ($450,300) shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million ($150,100) and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

  During August 2007, subsequent to the year end, an amount of ZAR10.6 million ($1.6 million) was paid to settle the outstanding balances owing on certain equipment that was purchased. The remaining balance payable of ZAR$6.2 ($920,000) shall be paid in monthly payments of ZAR500,000 ($75,050). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

Middle Orange River Operations

On March 6, 2007, Rockwell and Trans Hex announced that the companies had entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell Resources RSA, may acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”).

Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines and three alluvial diamond exploration projects located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa, collectively called the Middle Orange River Operations and Projects or “MORO”. Rockwell’s Wouterspan alluvial diamond operation is located on the north bank of the Middle Orange River immediately adjacent to the Saxendrift and Niewejaarskraal diamond mines.

The MORO includes (but are not limited to):

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape Province of South Africa (see MORO Mineral Rights table below);
  a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resource and 30.4 million cubic meters of inferred resources;
  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR53 million ($8.5 million);
  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and
  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppie gravels will be reprocessed by Rockwell to recover contained diamonds. The plan is to process the material and simultaneously rehabilitate these areas.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

It is proposed that Rockwell will pay a cash purchase consideration to Trans Hex of approximately ZAR100.4 million ($15.1 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million [$0.8 million]) and rehabilitation bonds (capped at ZAR4.25 million [$0.7 million]) (All such purchase payments and liabilities are expected to total approximately $17.7 million, subject to adjustment depending on the final combination of assets acquired.) As noted above, Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift SPV”), which Rockwell will acquire via Rockwell RSA for the consideration indicated above.

The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

  The unconditional approval of South Africa’s Competition Commission;
  All requisite consents by South Africa’s Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift special purpose vehicle (“Saxendrift SPV”) and the acquisition by Rockwell of the shares in Saxendrift SPV;
  Satisfactory provision by Rockwell of certain financial undertakings to THO;
  The approval by the TSX Venture Exchange;
  Completion by Rockwell to its satisfaction of a mineral title due diligence investigation; and
  The audited balance sheet of Saxendrift SPV as at the effective date meeting specified criteria.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed on care and maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

These conditions have now been satisfied and the Company is awaiting requisite Ministerial consent.

1.2.4        Production Properties

Production and Sales

A summary of Rockwell’s share of diamond production and sales for fiscal 2007 (during the four month period of February 1 to May 31) is provided in the tables below:

Rockwell’s Share of Production for the four month period in the year ended May 31, 2007
Operation	Production Volume (cubic meters)	Production (carats)	Average grade (carats per 100 cubic meters)
Holpan	487,535	2,850.57	0.58
Klipdam	257,900	1,883.85	0.73
Wouterspan	370,888	2,272.86	0.61
Total	1,116,323	7,007.28	0.63

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell’s Share of Sales and Inventory four month period in the year ended May 31, 2007
Operation	Sales (carats)	Value of Sales (US$)	Value of Sales (C$)	Average dollar value (US$) per carat	Inventory (carats)
Holpan	2,947.27	2,936,597	3,329,223	996.38	405.78
Klipdam	1,762.04	1,388,938	1,588,261	788.26	402.55
Wouterspan	2,435.99	2,859,328	3,200,163	1,173,78	149.53
Total	7,145.30	7,184,863	8,117,647	1,005.53	957.86

The above table does not include contract diamond revenue sales from the Makoenskloof and other properties.

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 farm and Klipdam 157 farm, covering an area of 3,836 hectares. The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

Production from February 1 to May 31 at Holpan at was 2,850.57 carats from 487,535 cubic meters (975,270 tonnes) of gravels and at Klipdam was 1,883.85 carats from 257,900 cubic meters (515,800 tonnes) 4,734.42 from 745,435 cubic meters of gravels (1,490,870 tonnes) at an average cost of $3.00 per tonne.

Sales from Holpan were 2,947.27 carats at an average value per carat of US$996.38. The inventory at Holpan is 405.78 carats.

Sales from Klipdam were 1,762.04 carats at an average value per carat of US$788.26. There is an inventory of 402.55 carats for Klipdam.

Mineral Resources

Dr Tania R. Marshall, Pr.Sci.Nat., an independent qualified person, updated the mineral resource estimates at Holpan/Klipdam in March 2007. According to her May 2007 report, production between January 2006 and March 2007 mining at the Holpan and Klipdam properties focused on the Rooikoppie gravels, and a volume of 1,889,308 cubic meters was mined and processed during the period. In addition, based on the sale of 15,953 carats during the period, a mean value of U$876 per carat had been identified on the property. A technical report will be filed on www.sedar.com.

The inferred mineral resource at March 31, 2007 is:

Area	Volume (cubic meters)	Sampled Grade (carats per 100 cubic meters)
Holpan Primary Gravel	1,660,000	1.16
Klipdam Primary Gravel	3,036,000	1.16
Holpan and Klipdam Rooikoppie Gravel	5,754,000	0.81
Total	10,450,000	0.95

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm. Operations are taking place on two portions of the property called the Farhom and Okapi farms, exploiting the Rooikoppie and Primary gravel units.

From February 1 to May 31, 2007, the property produced 2,272.86 carats from 370,888 cubic meters (741,776 tonnes) of gravels at an average cost of $3.00 per tonne.

Mineral Resources

The thickness and distribution of the alluvial gravel deposits have been investigated through systematic percussion circulation drilling programs. Geological logging and surveying of all boreholes have been undertaken and used in the construction of a 3D geological model, which has itself been used as a guide to the bulk sampling program. Bulk sampling is only way to establish diamond presence and grade of these deposits.

A percussion drilling program conducted in 2005 and 2006 comprising 469 bore holes and 5,589 m of drilling identified 4,481,000 cubic meters of Rooikoppie gravel and 43,259,000 cubic meters of Primary gravel on the Wouterspan property. From March 2005 to January 2006, a total of 513,892 cubic meters of Primary gravel and 24,013 cubic meters of Rooikoppie from eleven locations on the Wouterspan property were tested by bulk sampling. For the period March 2005 to March 31, 2007 some 12,000 carats of diamonds were produced from Wouterspan. In the bulk sampling operations conducted between January 2006 and March 2007, 8,940 carats of diamonds were recovered from a total feed of 1,420,699 cubic meters of diamond bearing gravel for an average global grade of 0.63 carats per 100 cubic meters. The average diamond value for this period was US$2,250 per carat.

Independent qualified persons AN Clay, FAusIMM, Pr.Sci.Nat., and N McKenna, Pr.Sci.Nat., of Venmyn Rand (Pty) Ltd, estimated the mineral resources at Wouterspan as of March 31 2007. The results of the estimate are tabulated below:

Classification	Area	Volume (cubic meters)	Grade (carats per 100 cubic meters)
Indicated	Farhom	6,144,000	0.63
	Okapi	9,670,000	0.63
Total		15,814,000	0.63
Inferred	Farhom	2,895,000	0.63
	Okapi	17,853,000	0.63
Total		20,748,000	0.63

Studies of the MOR deposits have indicated an average density or specific gravity of 2.1 would be used to convert cubic meters to tonnes, which would be the norm for resources reported under NI 43-101. Hence, the total indicated mineral resources would equate to about 33.2 million tonnes and the total inferred mineral resources would be about 43.6 million tonnes.

Indicated and inferred resources have been defined by combining geological observations, drill results, and bulk sampling information on a sectional basis for those areas lying within the drilled and sampled portion of the Wouterspan project. Indicated resources have been estimated for Farhom for areas with a drill grid of 50 meter x 100 meter spacing and for Okapi as 100 meter x 200 meter grid spacing for which

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

grade, diamond size and diamond value (calculated on a weighted average from fourteen months’ production) has been extrapolated and interpolated to a maximum of 250 meters from the blocks that were bulk sampled. Inferred resources have been designated for those areas which the same drill grid spacing applies, but where distances from the bulk sampled blocks are greater than 250 meters; such areas, although showing the same geological consistency in drill samples and pits, are considered to be of lower confidence level in respect of grade and diamond characteristics.

The estimate was announced on September 28, 2007. A technical report describing the estimate will be filed on www.sedar.com.

1.2.5        Exploration and Development Properties

Makoenskloof Property

The Makoenskloof property is located on the north bank of the Middle Orange River, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation.

A sub-contractor was engaged to do bulk sampling until the beginning of April 2007. In April it was decided that the sub-contractor would be given notice and that the Company would develop and expand Makoenskloof into a similar alluvial operation as Rockwell currently has at Wouterspan. In April 2007, a purchase agreement was entered into with the sub-contractor to acquire the earth moving equipment and processing plant, including two new Flowsort X-ray machines, for ZAR21.3 million. The earth moving equipment comprises Bell articulated dump trucks and Komatsu wheel loaders and excavators, which are similar to those utilized by the Company at its other operations.

Bulk sampling recovered stones that were included in the May 2007 tender sale. The Makoenskloof parcel included a range of good quality stones including those between 5 and 10 carats, and a 58 carat white stone that received an excellent price of US$27,676 per carat.

As from July 2007 Makoenskloof is a trial mining operation with the intention to confirm the grade and diamond values for the deposit and to drill out the extent and volume of the diamond bearing gravel deposit. Subject to all of this work producing adequate results the Company would ramp up to full production early 2008.

Galputs Minerale Project, Northern Cape Province, South Africa

The Galputs Minerale Project consists of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified. The project is indirectly owned by Virgilia Investments Inc, a British Virgin Islands corporation. Virgilia’s wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private South African company, holds mining rights to the Galputs Project.

A program was proposed in 2006 for further exploration and bulk sampling operations. No work was done in 2007, or is immediately planned for 2008, as attention is focused on completion of definitive agreements, production at Holpan/Klipdam, Wouterspan and Makoenskloof and acquisition of the Saxendrift properties.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Kwango River Project, Democratic Republic of Congo

The Kwango River Project comprises approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines SPRL (“Midamines”), a DRC company. Durnpike has an option agreement with Midamines (“Midamines Agreement”) to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces, which are being mined by small scale operations.

Over the past few months, the Company has been advancing the logistical activities for its planned exploration and bulk sampling initiative with Midamines. Rockwell has established a working base in Kinshasa and conducted geophysical and other investigations on site.

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement in accordance with a mandate granted by such shareholder, denied the validity of the Midamines Agreement. The remaining 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of Midamines internal dispute.

The Company remains committed to the Kwango River Project and is confident that the ongoing dispute between the shareholders of Midamines will be resolved. The Company will obtain formal legal advice from both Belgian and DRC legal counsel as soon as possible as the Midamines Agreement is governed by Belgian law and the obligations under the Midamines Agreement are to be implemented, where required, in accordance with the laws of the DRC. Concurrently, the Company will also monitor the resolution of the internal dispute between the Midamines shareholders. If the issue of minimum royalty payments is not settled on or before December 31, 2007, the Company will seek formal legal advice and may consider formally terminating the Midamines Agreement.

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration or a potential divestiture of the property.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.6        Acquisitions

The Middle Orange River Operations

The Saxendrift area has had a long history of diamond production dating back to the mid 1920’s. An estimated 96,000 carats of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000 through a merger with GEM Diamond Mining Limited, which held the mineral rights to Saxendrift at that time.

The Saxendrift Mine comprises three mining areas: Brakfontein, Saxendrift Terrace A and Saxendrift Terrace B. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 carats. The largest gem quality stone ever produced by Trans Hex – a 216 carat octahedron – was from the Saxendrift operation in 2001. Saxendrift also held the Trans Hex record for the highest dollar per ct price with a 9.22 -carat blue stone that was sold in 2003 for in excess of US$45,000/carat. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, dense media separation (“DMS”), and Flow-sort X-ray recovery.

THO began its development of the Niewejaarskraal Mine with a bulk sampling program in mid-2001. A DMS plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

During its tenure of the MORO, THO also conducted exploration and evaluation work on several large alluvial gravel terraces to the north east of Saxendrift, namely Kwartelspan, and to the south west of Niewejaarskraal, namely Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot. Exploration work conducted on the adjacent properties included reverse circulation drilling, trenching and bulk sampling. Resource information obtained from these activities, including gravel volumes, grades, diamond resources, and diamond value estimates are included in the “MORO Diamond Resources” table.

The mineral rights holding of the properties which would be acquired by Rockwell on successful completion of the Transaction are indicated in the table below. The majority of the mineral rights listed below have already been converted by Trans Hex to new order rights under South Africa’s Mineral and Petroleum Development Act, 2002. Saxendrift mine rights are currently the subject of a conversion process by Trans Hex. Trans Hex Group will transfer all its relevant mineral rights and associated assets into Saxendrift SPV, which Rockwell will acquire via Rockwell RSA.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

MORO Mineral Rights

PART 1 – SAXENDRIFT MINING OPERATIONS
	FARM NAME	PORTION	SIZE (Ha)	HOLDER AT SIGNATURE DATE
TRANS HEX RIGHTS	Saxendrift 20	Ptn of Rem	1368.2940	Trans Hex Operations
	Saxendrift 21	Remainder
	Saxendrift 21	Ptn of Ptn 1
MVELA RIGHTS	Saxendrift 20	Ptn of Rem	359.0000	Mvela Exploration
PART 2 – NIEWEJAARSKRAAL MINING OPERATIONS
TRANS HEX RIGHTS	Niewejaarskraal 40	Ptn of Ptn 6	1766.3900	Trans Hex Operations
	Niewejaarskraal 40	Ptn of Ptn 4
	Niewejaarskraal 40	Ptn of Ptn 2
	Viegulands Put 39	Ptn of Rem
MVELA RIGHTS	Viegulands Put 39	Ptn of Rem	324.1050	Mvela Exploration
	Niewejaarskraal 40	Ptn of Ptn 6	995.2000	Mvela Exploration
PART 3 - PROSPECTING PROJECTS
KWARTELSPAN PROJECT	Kransfontein 19	Ptn 1	903.6500	Mvela Exploration
	Kwartelspan 25	Remainder
REMHOOGTE-HOLSLOOT PROJECT	Remhoogte 152	Ptn of Ptn 1	2798.5110	Pioneer Minerals
	Holsloot 47	Ptn of Rem
		Ptn of Ptn 3	1049.5900	Trans Hex Operations
ZWEMKUIL-MOOIDRAAI PROJECT	Zwemkuil 37	Ptn of Rem	2488.1240	Mvela Exploration
	Mooidraai 36	Ptn of Rem	2901.0000

Ptn - portion; Rem - remainder

In 2006, Trans Hex commissioned an Independent Techno-Economic Valuation Report (the “Venmyn Report”) by Venmyn Rand (Pty) Ltd (“Venmyn”) authored by C.A. Telfer, Pr.Sci.Nat., G.D. Stacey, B.Sc.Eng., M.C. Ecklund, AMSAIMM, and A.G. Bloomer, Pr.Sci.Nat. The Venmyn Report was prepared to assess and characterize the technical and economic potential of the MORO in respect of a decision made by Trans Hex to dispose of MORO diamond bearing resources and assets. An updated technical report was completed for Rockwell based on additional field work by G. D. Stacy and C. A. Telfer.

The MORO operations and exploration projects have indicated and inferred diamond resources. These are summarized in the MORO Diamond Resources table. All resources were independently audited by Venmyn and prepared in accordance with the South African Mineral Resource Code (SAMREC) and the JSE Listings Requirements.

The Venmyn Report describes in detail the various technical activities undertaken as they relate to the resource estimations. The volumetric measurements were determined by geologic stratigraphic mapping, drilling, and bulk sampling. In addition, density measurements were undertaken on bulk samples and production samples. The bulk sample methodology is described in the Venmyn Report.

Resource evaluation programs have been undertaken in a number of campaigns as early as 1982 and include 1996 through 1997. Trans Hex has undertaken drill programs from 2000 to 2001 comprised of 30,184 meters drilling on grids of 50 meters by 50 meters and 25 meters by 25 meters. Diamond grades were estimated from bulk samples and production records.

The Venmyn Report confirms that the mineral tenure is a mix of “old order” rights and new converted rights. Those leases that currently have “old order” rights have had the “new order’ rights applied for and it is anticipated that they will be issued in the normal course. Surface rights over Saxendrift are owned outright and there are land use agreements on the remaining properties.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition there are Environmental Management Program reports for all the additional mining and exploration operations. There is also a registered environmental trust fund which is utilized for the various operations; this trust fund will be assumed by Rockwell.

The operations require water use licenses (WUL), for mining and bulk sample operations. The various operations have the respective WUL. There has also been a “Social and Labour Plan" filed with the Department of Minerals and Energy which is required as part of mining activities.

MORO Diamond Resources

MINE/PROJECT	MINING AREA	RESOURCE CLASSIFICATION	VOLUME cubic meters (m³)	GRADE (carat/100m³)	CARATS
Saxendrift Mine	Saxendrift Terrace A	Indicated	1,838,000	0.83	15,207
		Inferred	5,723,000	0.48	27,344
	Saxendrift Terrace B	Indicated	422,000	1.15	4,850
		Inferred	1,821,000	0.68	12,334
	Stockpiles	Indicated	415,000	0.47	1,947
		Inferred	263,000	0.29	763
	Total/Average Saxendrift Mine Indicated		2,675,000	0.82	22,004
	Total/Average Saxendrift Inferred		7,807,000	0.52	40,441
Niewejaarskraal Mine	Niewejaarskraal	Indicated	4,174,000	0.80	33,376
		Inferred	1,696,000	0.48	8,132
	Viegulandsput	Indicated	1,864,000	1.16	21,703
		Inferred	1,465,000	0.47	6,911
	Nieweskraal TB2	Inferred	4,919,000	0.90	44,066
	Total/Average Niewejaarskraal Mine Indicated		6,038,000	0.91	55,079
	Total /Average Niewejaarskraal Mine Inferred		8,080,000	0.73	59,109
Zwemkuil- Mooidraai	N/A	Inferred	1,640,000	0.95	15,643
Remhoogte- Holsloot	N/A	Inferred	11,503,000	1.15	131,781
Kwartelspan	N/A	Inferred	1,385,000	1.50	20,838
	Total/Average of Exploration Projects Inferred		14,528,000	1.16	168,262
	Grand Total – Indicated Resources		8,713,000	0.88	77,083
	Grand Total – Inferred Resources		30,415,000	0.88	267,812

Studies by THO indicated densities or specific gravities at the Saxendrift operations: 2.2 for Basal gravels, and 1.90 for Middlings gravels. The deposits are similar at all the mines and projects described above and an average density or specific gravity of 2.1 is be used to convert cubic meters to tonnes. The total indicated mineral resources would be 18.3 million tonnes and the total inferred mineral resources would be 63.9 million tonnes.

Average diamond prices realized by THO through Trans Hex tender sales for Saxendrift during the period May 2001 to the end of 2005 were US$1400 per carat, and an average price of US$1375 per carat was achieved for Niewejaarskraal for the period September 2001 to the end of 2005.

Rockwell’s Wouterspan alluvial operation is located on the north bank of the Middle Orange River across from the Saxendrift - Niewejaarskraal mines of THO. The Wouterspan diamond bearing gravel sequence constitutes a large alluvial diamond deposit, which is a remnant of an extensive braided river system

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

represented by coarse gravel deposits, sand rich lenses, an upper calcrete layer and surface deflation layer typically referred to as the ‘Rooikoppies’. Deposits found at Wouterspan are contiguous with the Saxendrift and Niewejaarskraal deposits located on the south bank of the river. At Rockwell’s Wouterspan operation, an average price of about US$2508 per carat was achieved by means of tender sales in the 11 month period from March 1, 2006 to January 31, 2007. This high average value was strongly influenced by the recovery of a number of large diamonds in this period, including three stones of over 100 carats.

It is expected that the value of the MORO will be realized better by Rockwell as a consequence of its ability to exploit the deposits on a high volume, low cost basis. This approach at Saxendrift and Niewejaarskraal will emulate the volume-based development and mining strategy as applied at its Wouterspan operation, and Rockwell’s other operations at Holpan-Klipdam operations, north of Kimberley, thereby achieving economies of scale, lower unit costs, and realizing latent value in the ground.

Merits of the MORO include:

  the scarcity of well developed and well understood diamond projects in South Africa, and prevailing market conditions of high demand and high stone prices;
  the high stone prices for which the Saxendrift Mine is renowned, which have been achieved on a regular basis - the Niewejaarskraal Mine has also produced diamonds of similar values;
  the rights to additional exploration projects adjacent to the current operations; these projects represent future upside potential which could be developed using the established mining infrastructure;
  the existing processing and final recovery plant on Saxendrift and Niewejaarskraal including pan plants, DMS plants, and X-ray recovery units, as well as a limited amount of serviceable earth moving equipment, the well established infrastructure that is in place on the Saxendrift and Niewejaarskraal mines including offices, service bays, accommodation and catering facilities, electrical power, and water reticulation which will support simultaneous operation on all properties; and
  Security infrastructure implemented by Trans Hex and the ability to link these into systems run by Rockwell.

Acquiring the MORO properties will allow Rockwell to combine its Wouterspan operation with that of the Saxendrift and Niewejaarskraal mines and thereby optimize the utilization of its management and operating teams and infrastructure at Wouterspan, which is located directly across the Middle Orange River from Saxendrift and Niewejaarskraal.

1.2.7        Market Trends

The rough diamond market showed steady growth in demand in 2005. Prices for polished stones increased, including large stones (>2 carats with better colour and quality) and smaller diamond segments.

In 2006, diamond prices increased 4-5% in the first three quarters, but softened in the latter part of the year as a consequence of increased debt levels in manufacturing centers and high energy prices, depressing discretionary spending in key markets such as the United States of America. Prices of larger solid diamonds continued to show solid gains on a year-over-year basis.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

During 2007 the international diamond market showed continued strong demand and concomitant increases in diamond prices. Worldwide diamond supply showed a flat or downward trend in terms of carats. As a consequence of demand effectively starting to outstrip supply, prices of rough goods greater than 2carats in size showed strong increases in the first part of the year which was also reflected in polished prices for large goods. For example round polished diamonds, 4 carats and 5 carats in size, and representing about 1% of the market by value, continue to post solid price gains, year-over-year.

The continued price appreciation of large stones is significant in respect to the production mix from the projects being acquired by Rockwell in the Kimberley area of South Africa, which comprises a significant component of large (greater than 2 carats, including 10 carat) stones. Demand for large high quality diamonds such as those produced by Rockwell remains particularly strong and for the first 6months of 2007 the Company has achieved an average price of US$1500 per carat.

Interestingly there has also been appreciation in the price of small diamonds typically referred to as Indian goods. This reflects growing shortages in these qualities and sizes due to declining world production as long standing mines in Russia, South Africa and West Australia reach the end of their lives and either have to go underground with reduced production, or close down as has been in the case for the Kimberley (South Africa) underground mines.

Rockwell is confident that given the growing world wide shortage in diamonds, particularly in large diamonds (+2 carats), that it will continue to benefit from price appreciation in the large and high value goods that it produces from its alluvial mining operations in South Africa.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at May 31
Balance Sheets	2007	2006	2005
Current assets	$56,142,572	$256,456	$580,530
Mineral properties	24,121,855	1	46,857
Other assets	49,341,956	32,190	32,190
Total assets	129,606,383	288,647	659,577

Current liabilities	29,399,774	1,146,070	29,976
Other liabilities	28,613,767	–	–
Shareholders’ equity (deficiency)	71,592,842	(857,423)	629,601
Total liabilities and shareholders’ equity	$129,606,383	$288,647	$659,577
	Years ended May 31
Statement of Operations	2007	2006	2005
Revenue	$10,103,328	$–	$–
Mine site operating costs	(8,974,742)	–	–
Amortization and depletion	(2,074,415)	–	–
Operating profit (loss)	(945,829)	–	–
Expenses
Accretion of reclamation obligation	55,471	–	–
Exploration	1,371,351	307,390	920,902
Foreign exchange loss (gain)	(3,580,364)	(46,881)	3,105
Legal, accounting and audit	691,759	175,782	80,078
Office and administration	2,993,453	489,015	285,618
Property Investigations	–	399,006	–
Shareholder communications	200,574	32,130	19,896
Stock-based compensation	79,623	83,516	11,513
Travel and conference	666,194	132,645	30,293
Transfer agent filings	176,530	20,843	22,795
Subtotal	2,654,591	1,593,446	1,374,200
Gain on sale of marketable securities	–	(56,585)	(6,138)
Loss on disposal of equipment	94,621	–	–
Interest income	(372,149)	(2,172)	(17,854)
Interest on capital leases	433,125	–	–
Convertible note accretion and interest expense	2,466,839	–	–
Loss on early extinguishment of convertible promissory notes	137,957	–	–
Write-off of amounts receivable	224,942	–	–
Write-down of marketable securities	1	19,128	135,486
Write-down of mineral property interests	–	46,856	–
	2,985,336	1,600,673	1,485,694
Loss before income taxes	6,585,756	1,600,673	1,485,694
Future income tax recovery	(635,773)	–	–
Loss before non-controlling interest	5,949,983	1,600,673	1,485,694
Non-controlling interest	415,159	–	–
Loss for the year ended	$6,365,142	$1,600,673	$1,485,694
Basic and diluted loss per common share	$(0.11)	$(0.07)	$(0.06)
Weighted average number of common shares outstanding	55,418,242	23,640,123	23,376,122

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4           Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31
	2007	2007	2006	2006	2006	2006	2005	2005
Current assets	$56,143	$25,751	$23,063	$8,397	$257	$197	$205	$429
Mineral properties	24,122	18,788	–	–	–	47	47	47
Other assets	49,342	36,884	42	32	32	32	32	32
Total assets	129,606	81,423	23,105	8,429	289	276	284	508

Current liabilities	29,400	43,261	6,149	9,599	1,146	446	128	33
Other liabilities	28,613	21,966	–	–	–	–	–	–
Shareholders’ equity (deficiency)	71,593	16,196	16,956	(1,169)	(857)	(170)	156	475
Total liabilities and
shareholders’ equity	129,606	81,423	23,105	8,429	289	276	284	508

Working capital (deficit)	26,743	(17,510)	16,914	(1,202)	(890)	(250)	77	396

Revenue	7,684	2,419	–	–	–	–	–	–
Mine site operating costs	(7,100)	(1,874)	–	–	–	–	–	–
Amortization	(1,680)	(395)	–	–	–	–	–	–
Operating profit (loss)	(1,096)	150	–	–	–	–	–	–

Expenses
Accretion of reclamation obligation	55	–	–	–	–	–	–	–
Exploration	162	508	526	175	120	134	16	37
Foreign exchange	(2,856)	(336)	(394)	6	3	(54)	4	1
Legal, accounting and audit	403	(252)	326	215	118	32	19	6
Office and administration	1,651	621	409	313	227	134	62	66
Property investigation	–	–	–	–	139	87	147	26
Shareholder communications	57	53	51	40	11	9	11	1
Stock-based compensation	8	16	18	38	63	15	6	–
Travel and conference	285	120	125	136	30	49	54	1
Transfer agent filings	56	23	52	45	3	12	5	1
Subtotal	(179)	754	1,113		714	418	324	139
				968
Gain on sale of marketable securities	–	–	–	–	–	(57)	–	–
Gain on investments	16	(16)	–	–	–	–	–	–
Write-off of amounts receivable	225	–	–	–	–	–	–	–
Loss on disposal of equipment	82	12	–	–	–	–	–	–
Interest income	(222)	(97)	(51)	(2)	(1)	–	(1)	(1)
Interest on capital leases	433	–	–	–	–	–	–	–
Accretion and interest expense	610	356	1,156	345	–	–	–	–
Loss on early retirement of
convertible note	–	–	138	–	–	–	–	–
Write-down of marketable securities	–	–	–	–	–	–	2	17
Write-down of mineral property
interests	–	–	–	–	47	–	–	–
Loss before income taxes	2,061	859	2,356	1,311	760	361	325	155
Future income tax recovery	(646)	10	–	–	–	–	–	–
Loss before non-controlling interest	1,415	868	2,356	1,311	760	361	325	155
Non-controlling interest	(506)	91	–	–	–	–	–	–
Loss for the period	$1,921	$777	$2,356	$1,311	$760	$361	$325	$155

Basic and diluted loss per share	$0.03	$0.01	$0.08	$0.05	$0.03	$0.02	$0.01	$0.01

Weighted average number of
common shares outstanding
(thousands)	99,614	68,307	30,322	24,191	23,675	23,658	23,614	23,614

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Results of Operations

The Company had a net loss of $6,365,142 for the year ended May 31, 2007 compared to a net loss of $1,600,673 for the prior year ended May 31, 2006. The increase in net loss during the year is primarily due to expenses related to exploration and acquisition related activities, and interest expense on the Company’s convertible promissory notes, capital leases related to the acquisition of Durnpike and credit facility.

In January 2007, the Company completed all the conditions under the Definitive Agreement to acquire Durnpike. Commencing January 31, 2007 (“Date of Acquisition”), the results of operations from the acquisition of the Company’s rights and/or interest in the following properties have been included in the consolidated statement of operations: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Galputs in South Africa and Kwango River Project in the DRC.

During the year ended May 31, 2007, the Company realized rough diamond sales of $10.1 million, representing four months of revenue from the Date of Acquisition. This amount is inclusive of contractor income to the value of $1.96 million mine site operating costs were $9.0 million, inclusive of contractor expenses of $1.76 million, and amortization charges were $2,074,415. As this represents the first four months of commercial production, attributable to Rockwell’s account since the Date of Acquisition there were no similar revenues and expenditures in previous periods. February and April had been below average production months. In April, specifically, this was because of all of the public holidays in South Africa, including Easter, and so almost one week’s production was lost. February was also impacted due to the abnormally high rainfall experienced in the area. The average selling price achieved over this period was only $1,005 per carat which is 33% less than the current year to date average selling price of just over $1,500 to the end of August 2007. There were also expenses of around $0.2 million relating to Makoenskloof for which there is no related revenue or stockholding.

Exploration expenses for fiscal 2007 amounted to $1,371,351 compared to $307,390 for fiscal 2006. The increase is mainly due to increased engineering activities (2007 – $217,197, 2006 – $nil), geological activities (2007 – $468,408, 2006 – $6,675), site activities (2007 – $315,182, 2006 – $161,692) and property assessment fees (2007 – $154,587, 2006 – $138,520). A significant portion of the Company’s exploration activities during the year were performed on the Holpan/Klipdam property in South Africa, Kwango River Project in the DRC and the Ricardo property in Chile.

Foreign exchange gain increased to $3,580,365 for the year ended May 31, 2007 compared to a foreign exchange gain of $46,881 for the year ending May 31, 2006 due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the fiscal 2007 increased to $2,993,453 compared to $489,014 incurred in fiscal 2006, primarily due to increased consulting and salary expenses required to support the increase in corporate financing, acquisition, operational management and property investigation activities. Travel and conference expenses increased to $666,194 for the year ended May 31, 2007 compared to $132,647 for the prior year ended May 31, 2006 due to increased travel by the Company’s expanded personnel base and to more properties in South Africa and the DRC. Legal, accounting and audit expenses for fiscal 2007 was $691,759 compared to $175,782 in the prior year. The increase was due to additional legal services and accounting services rendered for the Company’s acquisition activities.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation amounted to $79,623 for the year ending May 31, 2007 in comparison to $83,516 for the prior year ended May 31, 2006, no additional share options were granted during fiscal 2007.

Convertible note interest accretion and interest expenses increased to $2,466,839 for fiscal 2007 as a result of the Company’s issuance of the $9.5 million convertible promissory notes, the utilization of a $11m bridging loan and credit facility, the shareholders loans of $1.5 million and US$5 million used to facilitate the acquisition of Saxendrift Mines (Pty) Limited and a $5.5 million 90 day loan agreement with Amarc Resources Ltd.

1.6           Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At May 31 2007, the Company had a working capital of $26,742,798 compared to a working capital deficit of $889,614 at May 31, 2006.

As described in 1.2.2 Financings, during the year ended May 31, 2007, the Company arranged various financings including: a $9.5 million private placement of convertible promissory notes, a $21 million private placement equity financing, various loan agreements, a $11 million credit facility, and a $60 million equity financing. Please refer to Section 1.2.2 for the detailed description of each financing activity.

At May 31, 2007, the Company had the following payment commitments relating to the acquisition of Durnpike remaining: (a) Payment of ZAR43 million ($6.5 million) in common shares of the Company to the Vendors and (b) payment of ZAR30 million ($4.5 million) in cash to the Van Wyk Trust.

The Company has the following payment commitments: (a) payment of ZAR19.2 million ($2.88 million) in cash to Folmink Delwery CC (Makoenskloof) for plant and equipment (b) minimum lease payments of ZAR128 million ($19.2 million) in installments up to the year 2010 to various financial institutions for plant and equipment.

Other than described above the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7           Capital Resources

As described in 1.2.2 Financings, the Company was able to finance its capital expenditure during the year through raising funds from private placements, issuing convertible promissory notes, entering into short-term loan agreements and using the credit facility from Quest.

In January 2007, the Company entered into a credit facility with Canadian Imperial Bank of Commerce (“CIBC”) for a standby letter of credit of $16.5 million for the acquisition of Saxendrift Mine. The Company secured this facility by providing sufficient funds on deposit equal the amount of the outstanding letter of credit, being $15.6 million as of May 31, 2007. The facility was not utilized and expired on July 31, 2007 subsequent to the year end May 31, 2007.

As at May 31, 2007, the Company has the following capital expenditure commitments:

a)

Pursuant to the Definitive Agreement, the Company should spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. In addition, Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series or recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see Kwango River Discussion at 1.2.5 Exploration and Development Properties – Kwango River Project);

b)

In April 2007 the Company, entered into an agreement in relation to Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. During the year ended May 31, 2007, the Company paid a total consideration ZAR1.5 million ($225,000) and in August 2007, subsequent to year end, the Company paid an amount of ZAR10.6 million ($1.6 million) and is committed to pay the remaining consideration in the following manner:

ZAR3 million ($450,300) shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million ($150,100) and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

The remaining balance payable of ZAR$6.2 million ($920,000) shall be paid in monthly payments of ZAR500,000 ($75,050). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa;.

c)

In relation to the acquisition of Saxendrift Mine (Pty) Ltd., the Company will pay cash consideration of approximately ZAR100.4 million ($15.1 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.6 million)). All payments and liabilities are expected to total approximately $17.7 million, subject to certain final adjustments.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

In May 2007, the Company completed a $60 million private placement which will be used to fund above acquisitions and capital expenditure commitments (described in item 1.2.2 Financings).

Other than already described, the Company had no commitments for capital expenditures and no lines of credit or other sources of financing which have been arranged but as yet unused as at May 31, 2007.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

	As at	As at
Balances payable
	May 31, 2007	May 31, 2006
Hunter Dickinson Inc. (a)	$37,571	$853,733
Plateau Resources (Proprietary) Limited (j)	–	124,737
CEC Engineering (c)	5,558	–
Euro-American Capital Corporation (b)	2,879
Durnpike shareholder loans (i)	1,503,566	–
Banzi Trading (k)	2,191	–
Jakes Tyres (l)	10,993	–
Cashmere Trading (g)	46,543	–
	$1,609,301	$978,470

Balances receivable

Flawless Diamonds Trading House (h)	781,928	–
AA Van Wyk (m)	57,325	–

	$839,253	$–

	Year ended May 31
Transactions	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$1,988,027	$578,134
Euro-American Capital Corporation (b)	18,765	18,630
CEC Engineering (c)	187,225	–
John Bristow (d)	115,320	–
Jeffrey B Traders CC (e)	141,318	–
Seven Bridges Trading (f)	55,534	–

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Plateau Resources (Proprietary) Limited (j)	–	124,737
Cashmere Trade-Helicopters (g)	43,357	–
Banzi Trade 26 (Pty) Ltd (k)	251,942	–
Jakes Tyres (l)	267,361	–
AA Van Wyk (m)	173,977	–

Sales rendered to:
Flawless Diamonds Trading House (h)	$10,085,536	$–

(a)

Hunter Dickinson Inc. (“HDI”) is private company owned equally by nine public companies, one of which is Rockwell, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from HDI have arisen in the normal course, due to in-progress and near- term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chief Executive Officer and a director of the Company, which provides engineering and project management services at market rates.

(d)	The Company paid $115,320 to John Bristow, President, Chief Operating Officer and a director of the Company, for engineering consulting services at market rates.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a director of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

In conjunction with the Company’s Definitive Agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited (note 5) from eight individuals (the “Vendors”), of which three individuals from the Vendors were appointed to the Company’s Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

(j)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

(k)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie a member of the van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the year Banzi provided the Company with buildings materials amounting to $27,000 at market rates. Rockwell also wrote off an amount receivable from Banzi amounting to $224,942 due to the local development projects not being able to repay these amounts.

(l)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

(m)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

1.10         Fourth Quarter

The Company had a net loss of $1,921,445 for the quarter ended May 31, 2007 compared to a net loss of $759,602 for the same period in the prior year. The increase in net loss during the period is primarily due to expenses related to exploration and acquisition related activities, and interest expense on the Company’s convertible promissory notes and credit facility.

During the quarter ended May 31, 2007, the Company realized rough diamond sales of $7.7 million. Mine site operating costs were $7.1 million, and amortization and depletion charges were $1,679,556. As this was the first full quarter of commercial production, attributable to Rockwell’s account since the Date of Acquisition there were no similar revenues and expenditures in previous periods.

Exploration expenses for the fourth quarter ended May 31, 2007 amounted to $162,523 compared to $120,025 for the same period in the prior year. The increase is mainly due to increased engineering activities, geological activities, site activities and property assessment fees.

Foreign exchange gain increased to $2,856,110 for the fourth quarter of fiscal 2007 compared to a foreign exchange gain of $2,762 for the same period in the previous year due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the quarter ended May 31, 2007 increased to $1,651,984 compared to $227,267 incurred in the same period in the previous year, primarily due to increased consulting and salary expenses required to support the increase in corporate financing, acquisition and property investigation activities. Travel and conference expenses increased to $285,222 for the quarter ended May 31, 2007 compared to $29,333 for the same period in the previous year due to more travel by the Company’s expanded personnel base and to more properties in South Africa and the DRC.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Legal, accounting and audit expenses for the quarter ended May 31, 2007 was $402,402 compared to $118,440 in the same quarter in the prior year. The increase was due to increased legal services rendered for the Company’s acquisition activities.

Stock-based compensation decreased to $7,578 for the quarter ending May 31, 2007 in comparison to $62,504 for the same period in the previous year due to no additional share options being granted during fiscal 2007.

Convertible note interest accretion and interest expenses increased to $657,331 for the fourth quarter of fiscal 2007 as a result of the Company’s utilization of a $11million bridging loan and credit facility, shareholders loans of $1.5 million and US$5 million used to facilitate the acquisition of Saxendrift Mines (Pty) Limited and a $5.5 million 90 day loan agreement with Amarc Resources Ltd.

1.11         Proposed Transactions

Please refer to the discussion of the proposed transaction in Section 1.2.4 Acquisitions, The Middle Orange River Operations.

1.12         Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13         Changes in Accounting Policies including Initial Adoption

In conjunction with the Company’s acquisition of Durnpike Investments (Pty) Limited in January 2007 described in Section 1.2.3 Agreements, Durnpike Agreement, the Company has adopted the following accounting policies:

Revenue recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Trade accounts receivables

Trade accounts receivables are recorded at the invoiced amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a quarterly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Inventory

Rough diamond inventory is recorded at the lower of cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization.

Supplies inventory is valued at the lower of average cost and replacement cost.

Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Assets are amortized on a straight-line method over the estimated useful lives of the related assets, which are as follows:

Processing plant and equipment	4 – 10 years

Office equipment	6 years

Vehicles and light equipment	5 years

Repairs and maintenance expenditures are charged to operations as incurred. Significant improvements and major replacements which extend the useful life of the asset are capitalized as incurred.

Deferred financing charges

Deferred financing charges consist of expenses related to debt financing transactions and are amortized over the life of such debt facilities.

1.14         Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and equivalents, restricted cash, amounts receivable, security deposit, reclamation deposit, accounts payable and accrued liabilities, reclamation obligation, capital leases, amounts owing pursuant to acquisition and balances receivable from or due to related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15         Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1      Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses of the accompanying financial statements.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

ROCKWELL DIAMONDS INC.
YEAR ENDED MAY 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2      Disclosure of Outstanding Share Data

The following details the share capital structure as at September 25, 2007, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				187,377,886

Share purchase options	September 28, 2007	$ 0.40	16,250
	February 29, 2008	$ 0.42	175,000
	March 28, 2008	$ 0.50	150,000
	July 10, 2010	$ 0.68	300,000
	September 24, 2012	$ 0.62	5,905,500	6,546,750

1.15.3      Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the year ended May 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the year ended May 31, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.